File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Jennings.R **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1940800	
Security designation	Common Shares	
Opening balance of securities held	0	
Date of transaction	2011-09-13	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	0	Insider's calculated balance
Filing date/time	2011-09-16 17:43:06	
General remarks *(if necessary to describe the transaction)*		
Private remarks to securities regulatory authorities		

Insider: Jennings.R **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	1940792	
Security designation	Options (Common Shares)	
Opening balance of securities or contracts held	0	
Opening balance of equivalent number or value of underlying securities	0	
Date of transaction	2011-09-13	
Nature of transaction	00 - Opening Balance-Initial SEDI Report	
Closing balance of securities held	0	Insider's calculated balance
Filing date/time	2011-09-16 17:39:41	

General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities	Opening Balance		

Insider: Jennings.R **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	1940798		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	0		
Date of transaction	2011-09-13		
Nature of transaction	50 - Grant of options		
Number or value of securities or contracts acquired	100000		
Equivalent number or value of underlying securities acquired	100000		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	9.5300	Currency	Canadian Dollar
Conversion or Exercise price	9.5300	Currency	Canadian Dollar
Date of expiry or maturity	2016-09-12		
Closing balance of securities or contracts held	100000	Insider's calculated balance	
Filing date/time	2011-09-16 17:42:33		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			